Skadden, Arps, Slate Meagher & Flom LLP
4 Times Square
New York, New York 10036
212-735-3000

June 12, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Todd K. Schiffman, Assistant Director

  RE:
  COWEN GROUP, INC.
  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
  FILED MAY 17, 2006
  COMMISSION FILE NO. 333-132602

Dear Mr. Schiffman:

        On behalf of Cowen Group, Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 2 to the above-referenced registration statement (the "Registration Statement"), as filed with the United States Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on May 17, 2006.

        The changes reflected in Amendment No. 2 include those changes made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the "Staff") set forth in your letter dated June 6, 2006 (the "Comment Letter") in connection with the Registration Statement. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

        For your convenience, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response. Page references contained in the response are to the form of prospectus contained in Amendment No. 2.

General

1.
Please supplement your various references to Societe Generale's indemnification of you for litigation expenses with disclosure of the following information:

•
your agreement to pay Societe Generale $79 million;

•
$79 million is the amount of your reserves for litigation that you, Societe Generale and auditors for both companies have determined is adequate for pending litigation; and

•
under your agreement with Societe Generale, should the actual litigation expenses be higher than $79 million, Societe Generale will pay the remainder and should the actual litigation expenses be lower than $79 million, Societe Generale will receive the remainder of the $79 million.

  Company Response:

  The Company has revised the Registration Statement to reflect the Staff's comment. For example, on page 7, the Company has disclosed that (i) Société Générale and the Company will determine the appropriate reserve amount for litigation matters for which Société Générale will indemnify the Company, (ii) the Company will be depositing cash equal to the appropriate reserve amount into the escrow account, which amount would have been $79.3 million if the deposit had occurred on March 31, 2006, and (iii) to the extent liabilities are higher than the aggregate escrow amount, Société Générale will indemnify the Company for the difference, and to the extent the amounts paid in respect of the litigation matters are settled or otherwise resolved for an amount that is lower than the aggregate escrow amount, Société Générale will receive the balance. The Company notes that both companies' auditors' involvement with the accrued litigation expense relates only to their ordinary course review in connection with their annual audit.

Overview, page 1

2.
As we requested in comment 2 of our letter to you dated April 18, 2006, please revise the section entitled "Overview" to disclose the following information:

•
the aggregate value and aggregate percentage of the shares that you are giving your Chairman and President, three other executive officers and certain senior employees (disclose the number of employees); and

•
the aggregate value and aggregate number and percentage of the shares that you are giving in the form of stock options to the same three executive officers and certain senior employees (disclose the number of employees).

  Company Response:

  In response to the Staff's comment, the Company has revised the disclosure on page 1 to disclose: (i) the aggregate value of the shares of restricted stock to be granted to the Company's Chairman, Chief Executive Officer and President, three other named executive officers and other senior employees; (ii) the number of senior employees who will receive restricted stock; (iii) the aggregate percentage of the Company's outstanding common stock the shares of restricted stock will represent immediately after this offering; (iv) the aggregate value of the nonqualified stock options to be granted to three of the Company's named executive officers and other senior employees; (v) the number of senior employees who will receive nonqualified stock options; and (vi) the aggregate percentage of the Company's outstanding common stock the shares of common stock subject to the nonqualified stock options would represent immediately after this offering.

  In addition, the Company has added disclosure responsive to the Staff's comment to a new section titled "Benefits to Our Executive Officers and Other Senior Employees" in the "Summary" on page 8 which provides additional information regarding the grant of restricted stock and options to the named executive officers and other senior employees.

3.
Please disclose the aggregate range of the amount of benefits, including cash, that Societe Generale will receive in connection with the offering and separation including, but not limited to,

•
the proceeds that Societe Generale will receive from this offering;

•
the amount of cash you will pay to Societe Generale as return of capital;

•
the $98 million net operating loss carryforwards;

•
your assumption of various obligations of Societe Generale including obligations to employees of $19 million; and

•
the payment of $79 million to fund Societe Generale's contingent liabilities the balance of which will be paid to Societe Generale.

  Company Response:

  As previously discussed, the Company has added summary disclosure on page 1 in response to the Staff's comment. In addition, the Company has revised the disclosure on pages 6 and 7 to reflect the Staff's comment. The Company, however, notes that it did not include a reference on pages 6 and 7 to the payment of $19 million to its employees, which is described in detail elsewhere in the Registration Statement, because this payment will have no net effect on the Company's financial condition for the following reasons nor will it have any impact on the amount distributed to Société Générale. Approximately $18 million of such amount represents amounts previously deferred by the Company's employees, which amount has been invested by the Company in certain mutual funds as an economic hedge against its obligation to pay such employees. The remaining amount represents payments to the Company's employees under the Société Générale Corporate and Investment Banking Partnership and Société Générale will make a payment to the Company equal to the amount the Company pays to its employees under such Partnership.

4.
Please revise the section entitled "Overview" as follows:

•
revise your claim in the first sentence that your clients are in "key growth areas of the economy" to disclose that these sectors have suffered declines, not growth, including a 23 percent decline in the number of public equity capital transactions and a 29 percent decline in the aggregate amount of capital raised and that your revenues from investment banking has grown significantly less than most of your competitors;

•
revise your claim in the second sentence regarding your "success" to disclose that in three of the five past years you suffered losses of over $74 million in 2003, over $229 million in 2002 and over $107 million in 2001 and disclose the number of quarters in 2004, 2005 and 2006 in which you suffered losses;

•
revise your claim, on the seventh line, that you have "a high level of repeat... investment banking business" to reflect your disclosure on page 12 that "our investment banking clients generally retain us on a short term engagement by engagement basis...rather than on a recurring basis under long term contracts;"

•
revise your claim, on the eighth line, that you have "strong sales and trading relationships with our investor clients" to disclose that your revenues from trading has declined each year for the past five years from over $176 million in 2001 to over $93 million in 2005;

•
revise your claim in the second to last sentence that you will be "a well capitalized entity with sufficient financial resources" to disclose that you are will be paying Societe Generale approximately $179 million as a return of capital, paying Societe Generale $79 million for litigation expenses, allocating your $98 million tax benefit to Societe Generale thereby increasing your tax rate from 0 to 45 percent reducing your capital in connection with the separation by from $387 million to $207 million and disclose the extent to which you relied upon capital contributions from Societe Generale over the past eight years that you were owned by Societe Generale; and

•
revise your last sentence in which you disclose data for 2005 to also disclose this data for the previous two years.

  Company Response:

  In response to the Staff's comment, the Company has revised the disclosure to:

  •
  delete the references to the Company's target sectors as the "key growth sectors of the economy" in the Registration Statement and add disclosure under "Market Opportunity and Focus" on page 3, including among other things, the potential decline in investment banking and sales and trading results during periods when the Company's target sectors are out of favor with investors.

  •
  delete the phrase regarding "our success" from the second sentence of the first paragraph under "Overview" on page 1, add disclosure regarding the amount of losses in 2005, 2004 and 2003 on page 1 and add disclosure under the risk factor entitled "We have incurred losses in recent periods and may incur losses in the future" on page 15 stating that the Company has had net losses in two of the last five quarters; the Company notes that it has not prepared quarterly financial statement for the carved out entity for 2004;

  •
  revise the sentence discussing the Company's high level of repeat investment banking business in the first paragraph under "Overview" on page 1;

  •
  delete the phrase "strong sales and trading relationships with our investor clients" on page 1 and the declines in revenues from trading are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Combined Financial Data" and "Selected Combined Financial and Other Data.";

  •
  revise the sentence identified in the Staff's comment and add the disclosures identified in the Staff's comment on page 1; and

  •
  add disclosure on the Company's revenues and income or losses before taxes in 2004 and 2003 on page 1.

Competitive Strengths, page 2

5.
We note your response to comment 6 of our letter to you dated April 18, 2006. Please revise the section as follows:

•
disclose that your claim that you have a "leading position" in your target sectors is based upon the number of public offerings of companies in these sectors which you managed or co-managed not the aggregate dollar amount of these offerings; and

•
disclose that your claim that you are the "leading franchise" focused on your target growth sectors is based upon the number of public offerings of companies in these sectors which you managed or co-managed not the aggregate dollar amount of these offerings.

  We note that the data you provide from Keefe Bruyette and Woods does not support your claim that you have "equity research leadership" since you are not among the top twenty firms in terms of the number of stocks covered. The other data is limited to two other firms and is not attributable to any named source. Accordingly, please delete this claim.

  Company Response:

  The Company has revised the disclosure on page 2 to delete the word "leading" from the reference to the Company's position in its target sectors on that page.

  In response to the Staff's comment, the Company has revised the disclosure on page 2 to clarify that the Company is a leading provider of capital raising services in its target sectors based on the number of transactions completed over the last three years.

  In response to the Staff's comment, the Company has revised the disclosure on page 2 to delete the word "leadership" and has renamed the bullet caption "Focused equity research."

Market Opportunity and Focus, page 2

6.
In comment 7 of our letter to you dated April 18, 2006, we asked you to reconcile your claims that your focus on three particular sectors is a benefit with your statement on page 20 that your dependence on these same sectors "caused our year over year investment banking results to diverge somewhat from broader market trends and volumes." You added disclosure on page 33. Please revise this section to balance the disclosure.

  Company Response:

  In response to the Staff's comment, the Company's has added disclosure on page 3 to balance the previous disclosure.

Our Relationship with Societe Generale, page 4

7.
We note your response, on pages 4 and 5, to comment 3 of our letter to you dated April 18, 2006. Please provide more detail including, but not limited to, the following:

•
as we requested, please summarize, in a separate paragraph, the terms of the separation including, using bullet points, the benefits and detriments to you of these terms including agreements to pay $179 million to Societe Generale for return of capital, to pay $79 million to Societe Generale for litigation expenses, to assume $19 million compensation costs of Societe Generale and to allocate $98 million of tax benefits to Societe Generale; and

•
please disclose, in a separately captioned paragraph, the benefits of the separation and the IPO to your executive officers.

  Company Response:

  In response to the Staff's comment, the Company has added bulleted disclosure on pages 6 and 7 summarizing the benefits and liabilities the Company and Société Générale and certain of their affiliates will receive or assume in connection with the initial public offering and the other separation transactions.

  In response to the Staff's second comment, the Company has added a separately captioned paragraph titled "Benefits to Our Executive Officers and Other Senior Employees" on page 8 that discusses benefits certain of the Company's senior employees, including certain of the Company's named executive officers, will receive in connection with the separation and the initial public offering.

Why we are going public, page 4

8.
Please revise this section to balance the disclosure to clarify that you did not decide unilaterally to go public but Societe Generale decided to liquidate its entire investment in you and to disclose the reasons why Societe Generale made this decision consistent with public disclosures by Societe Generale and statements by its directors, officers and representatives, including Mr. Mustier. In addition, identify those businesses that Societe Generale previously prevented you from entering that you will enter after the separation.

  Company Response:

  The Company has revised the disclosure on page 5 to clarify that Société Générale has elected to divest the Company and disclose the reasons why Société Générale made this decision. The Company has also identified on page 5 the businesses that the Company has been restricted from engaging in as a subsidiary of Société Générale.

Effects of the separation, page 4

9.
Please revise this section to disclose whether you believe the separation will have any material effect on you beyond those two areas that you believe will not be materially affected.

  Company Response:

  The Company has revised the disclosure on page 5 to disclose that, while its separation from Société Générale will present certain challenges, risks and uncertainties and will affect the Company's financial condition and results of operations due to the Company's return of capital to Société Générale, an increase in its effective tax rate, and an increase in the Company's employee compensation and benefits expense related to equity compensation, as described more fully in the Registration Statement, the Company does not believe that it will have a material adverse effect on any other aspect of the Company's business, including its ability to generate business from its clients.

Cash distribution to Societe Generale, page 4

10.
Please revise this section to clarify that this return of capital is in addition to all of the proceeds from the offering that Societe Generale will receive and the other payments, allocations and assumptions of liabilities that you will make to Societe Generale. Please explain in easily understandable terms how you will fund this payment.

  Company Response:

  The Company has revised the disclosure on page 6 to clarify that the return of capital is in addition to the net proceeds Société Générale will receive in the offering and the other payments, allocations and assumptions of liabilities that the Company will make to Société Générale in connection with the separation.

  In addition, the Company has revised the sentence on page 6 discussing how the Company intends to fund the cash distribution in a more concise manner in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 33

Overview, page 33

11.
As we requested in comment 17 of our letter to you dated April 18, 2006, please provide an overview (using bullet points) of the consequences, both positive and negative, of your separation from Societe Generale, under the terms you negotiated, including how your financial condition and operating results will be affected by the cash payments, tax benefits and assumptions of liabilities you will be allocating to Societe Generale.

  Company Response:

  In response to the Staff's comment, the Company has revised the disclosure on page 38 to provide an overview of consequences of the separation, both positive and negative, on the Company's financial condition and results of operation in a bullet point format.

12.
We note your response to comment 19 of our letter to you dated April 18, 2006. Please revise your discussion on pages 33 and 34 as follows:

•
revise your discussion, in the first paragraph on page 34, to clarify that the decline in commission revenues was primarily due to lower trading volumes not lower commission rates;

•
revise your discussion, in the first paragraph on page 34, that you experienced a decline in commission rates "steadily over the past five years...in line with this industry trend "to disclose the extent to which your decline in commission revenues over the past five years was also "in line with this industry trend;"

•
as we requested, provide analysis, in the second paragraph on page 34, of the role of cost cutting since 2003 in your profits in 2005 and 2004 and in reducing your losses in 2003; and

•
supplement your discussion, in the second paragraph on page 34, of your lowering your non-compensation expense with a discussion of your recent increases in employee compensation and benefits and the extent those expenses will be further increased in the future due to your plans to issue bonuses, restricted stock, and stock options.

  Company Response:

  In response to the Staff's comment, the company has revised the disclosure on page 38 to:

  •
  clarify that pressures on trading volumes and, to a lesser extent, commissions have caused sales and trading revenues to decline since 2003;

  •
  delete the reference to the decline in commission rates being in line with the industry trend; the Company has not added information regarding whether the Company's decline in sales and trading revenues is in line with the industry trend, on the basis that the Company does not have access to reliable data on specific changes in commission rates or volumes across the industry;

  •
  provide an analysis of the role of cost cutting since 2003 in the Company's profits in 2005 and 2004 and in reducing the Company's losses in 2003; and

  •
  discuss the Company's recent increases in employee compensation benefits.

Separation from Societe Generale, page 34

13.
We note your response to comment 18 of our letter to you dated April 18, 2006. Please provide more analysis, consistent with Release No. 33-8350, of the opportunities, challenges, risks and uncertainties, of the separation on which the company executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges risks and uncertainties. For instance, please provide additional disclosure, in the first paragraph in this section, regarding your plans to grow through adding the following:

•
new products

•
additional professionals

•
new sectors

•
"new complementary business lines"

  Explain what financial resources you will use to fund this growth.

  Company Response:

  The Company has revised the disclosure on page 39 in response to the Staff's comment.

14.
We note your response to comment 20 of our letter to you dated April 18, 2006. As we requested, please discuss in greater detail the ramifications of your separation from Societe Generale under the terms of the various agreements. Please comply with Instruction 3 to Item 303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Please include in this section analysis of the anticipated impact of the following:

•
costs of the increase in change of federal income taxes from 0 paid in 2005 to a rate of 45 percent due to the allocation of the not operating loss carryforwards to Societe Generale;

•
costs of being a public company;

•
costs of issuing the stock options;

•
costs of issuing the restricted stock;

•
payment of $79 million into escrow to pay liabilities of Societe Generale with the balance to be to paid to Societe Generale; and

•
reduction of capital and associated liquidation of securities.

  Company Response:

  In response to the staff's comment, the Company has revised the disclosure on pages 40, 41 and 42 to discuss in greater detail the ramifications of its separation from Société Générale.

Litigation and Related Costs. Page 40

15.
We note your changes to this section. Please revise this section as follows:

•
disclose, in the first paragraph, that you will be paying $79 million into an escrow account for these purposes and that any remaining balance in the escrow will be paid to Societe Generale; and

•
revise your disclosure in the second paragraph to disclose the effect of the $79 million payment and to clarify the effect with and without the exercise of the over allotment option.

  Company Response:

  The Company has revised the disclosure on page 47 to disclose in the first paragraph under the bulleted caption "Litigation and related costs" that (i) Société Générale and the Company will determine the appropriate reserve amount for litigation matters for which Société Générale will indemnify the Company, (ii) the Company will be depositing cash equal to the appropriate reserve amount into the escrow account, which amount would have been $79.3 million if the deposit had occurred on March 31, 2006, and (iii) to the extent liabilities are higher than the aggregate escrow amount, Société Générale will indemnify the Company for the difference, and to the extent the amounts paid in respect of the litigation matters are settled or otherwise resolved for an amount that is lower than the aggregate escrow amount, Société Générale will receive the balance.

  The Company has revised the disclosure on page 47 to disclose the future effects of such indemnification on the Company's combined results of operations and to clarify the potential effects if the underwriters do not exercise the over-allotment option, exercise their over-allotment option in part or exercise their over-allotment option in full.

Employee Compensation and Benefits, page 43

16.
We note that you have added disclosure for the first quarter of 2006 and that your compensation has increased by over 43 percent. Please disclose the extent to which this additional compensation was paid to your executive officers.

  Company Response:

  The Company has revised the disclosure on page 50 to clarify that (i) the increase in compensation expense is as a result of increased revenue in the first quarter of 2006 versus the first quarter of 2005, and (ii) the majority of employee compensation and benefits expense for the three months ended March 31, 2006 represents amounts that have been accrued for the payment of variable compensation to all of the Company's employees at year end. The Company will not know the amount of variable compensation to be paid to its executive officers until the year end, and is unable to determine at this time the portion of the accrual attributable to its executive officers.

Competitive, Strengths, page 52

17.
We note your response to comment 26 of our letter to you dated April 18, 2006. Please revise this section consist with our comment 4 above.

  Company Response:

  The Company has revised the disclosure on page 71 to delete the word "leading" from the reference to the Company's position in its target sectors on that page, consistent with the changes the Company made in response to comment no. 5 above.

  In response to the Staff's comment, the Company has revised the disclosure on page 71 to clarify that the Company is a leading provider of capital raising services in its target sectors based on the number of transactions completed over the last three years, consistent with the changes the Company made in response to comment no. 5 above.

  In response to the Staff's comment, the Company has revised the disclosed on page 71 to delete the word "leadership" and has renamed the bullet caption "Focused equity research."

Legal Proceedings, page 61

18.
We note your response to our comment 27 of our letter to you dated April 18, 2006. Please revise this section as follows:

•
clarify, in the second full paragraph on page 73, whether the indemnification agreement applies to all litigation or only some and if so please identify which ones Societe Generale will indemnify and which ones it will not; and

•
name the firm, on page 73 that has threatened to sue you regarding the Gruttadauria case.

  Company Response:

  The Company has revised the disclosure on page 80 to clarify that the Indemnification Agreement applies to all known, pending or threatened litigation and arbitrations, including both material and immaterial proceedings, and that Société Générale has agreed to indemnify the Company for all such litigation and arbitration proceedings.

  The Company has also named the firm on page 81 in response to the Staff's comment.

Separation Overview, page 85

19.
We note your response to our comment 31 of our letter to you dated April 18, 2006. Please disclose, in the third paragraph, using bullet points, each of the benefits and liabilities, including cash, being allocated to Societe Generale and each of the benefits and liabilities, being allocated to you.

  Company Response:

  The Company has revised the disclosure on pages 103 and 104 in response to the Staff's comment.

Pre-Closing Distribution and Initial Units page 98

20.
We note your response to our comment 33 of our letter to you dated April 18, 2006. Please revise this section by disclosing the following information:

•
who will serve as arbitrator and who selected the arbitrator

•
your rights under arbitration including any right to appeal.

  Company Response:

  In response to the Staff's comment, the Company has revised the disclosure on pages 107 and 108 to disclose that the arbitration will be conducted before a panel of three arbitrators in accordance with the American Arbitration Association's then current arbitration rules and to clarify that the Company has a right to appeal an arbitration award.

No Business Restrictions, page 99

21.
We note your response to our comment 35 of our letter to you dated April 18, 2006. Please revise this section by disclosing the following information:

•
clarify that Societe Generale plans to continue and expand its presence in the U.S. in the investment banking business; and

•
disclose those "other businesses" in which you plan to compete with Societe Generale.

  Company Response:

  As disclosed on page 68, Société Générale has a limited investment banking presence in the United States, with no dedicated investment banking personnel, research capabilities or sales force that is focused on U.S. equities, and as disclosed on page 5, Société Générale has no present intention to expand its limited investment banking presence in the United States. Accordingly, the Company has not added additional disclosure on page 109 to reflect the Staff's first comment.

  The Company has revised the disclosure on page 109 to reflect the Staff's second comment.

Clearing Agreement, page 105

22.
We note your response, in this section and in your cover letter, to our comment 40 of our letter to you dated April 18, 2006. Please revise this section as follows:

•
revise your claim, in the first paragraph, that the agreement will be "an arms length agreement" since it does not appear to us that this will be "at arms length" because you are negotiating with the company that owns 100 percent of your stock;

•
as we requested, disclose the differences between your current agreement and the new agreement; and

•
as we requested, disclose in this section, the extent to which you considered other sources for these services and whether they offered better prices.

  Company Response:

  The Company has revised the disclosure on pages 115 and 116 in response to the Staff's comment.

Unaudited Pro Forma Combined Financial Information Notes, pages 29-31

23.
Expand the notes to the unaudited pro form combined financial information to clearly indicate the numerical components of the adjustments for the periods presented.

  Company Response:

  The Company has expanded the notes to the unaudited pro forma combined financial information beginning on page 32 to clearly indicate the numerical components of the adjustments for the periods presented and add other disclosure in response to the Staff's comment.

Combined Statements of Operations
Revenues, Other Revenues, and Expenses, page F-4

24.
Provide a note to the financial statements to state the components of other revenues and provide the related accounting policy for each component of other revenues.

  Company Response:

  The Company has revised the disclosure on page F-12 to expand Note 2 to the Combined Financial Statements to reflect the Staff's comment. Note 2, as expanded, states the components of other revenues and provides the related accounting policy for each component of other revenues.

25.
Your line item Other Revenues includes amounts for exchange memberships which should be classified as nonoperating income or nonopcrating gains but not as revenues from services. It may include other amounts which should be reclassified. Please consider the guidance in FASB Concepts Statement 6 and revise the financial statements accordingly. To the extent that you do not reclassify any items, please explain to us for each the basis for your classification.

  Company Response:

  The Company has revised the disclosure in the Registration Statement to classify gains and losses on the Company's exchange memberships as nonoperating income or loss. In response to the Staff's comment, the Company has added a subtotal for "Operating income (loss)" and created a new nonoperating line item "Gain (loss) on exchange memberships".

  In response to Comment 24, the Company has included a description of the remaining items in other revenues in its accounting policy footnote. The Company has reviewed these items and concluded they represent operating income items.

26.
Please delete the line item Net Revenues. It is inconsistent with Article 5 of Regulation S-X.

  Company Response:

  The Company has revised the disclosure to delete the line item "net revenues" from the Registration Statement in response to the Staff's comment.

27.
Your presentation shows interest expense as the only cost of services. You present other expenses in your general expenses starting with compensation and benefits which would appear to be costs of services to customers which should be included with interest in your costs of services. Please tell us how you compile your cost information for those expenses and how you would allocate those costs between cost of services and general and administrative expenses. If to allocate these costs would present an undue burden, please present your estimate of cost and time required to determine such allocations in support of your argument.

  Company Response:

  The Company compiles its cost information based on the nature of expenses incurred, such as compensation, occupancy and communications. The Company designed and procured its accounting systems to provide financial information in accordance with the AICPA Audit and Accounting Guide Brokers and Dealers in Securities, which the Company believes is the applicable source of GAAP (category b) for the Company and the most appropriate presentation of its business. The Company uses cost information on this basis to prepare and file FOCUS reports with the Commission and manage its business, including benchmarking itself against its competitors.

  The Company's costs generally do not relate directly to the service revenue it receives. Employee compensation is the Company's primary cost and the Company bases its compensation structure on fixed salaries plus discretionary year-end bonuses. Only the Company's recently established team of seven professionals that focus on middle market investors (out of approximately 529 total employees) receive commissions or other compensation that is a direct function of revenue earned. For other employees, the Company does not base its compensation decisions directly on annual or other periodic revenue performance because the Company recognizes that it operates in a cyclical industry and that it is necessary to compensate adequately its employees to retain them, regardless of short-term swings in revenue.

  The Company does not calculate marginal costs of providing services, nor does it price its services using marginal costs. Prices for its services are determined based primarily on active competition in the marketplace. The Company does not price or bill for any of its services based on time or expenses incurred to provide the service, other than out-of-pocket expense reimbursements. For example, the Company is prohibited from tying its compensation for its research analysts to a specific revenue target. In determining whether to pursue opportunities in the marketplace, costs are not a primary driver of the Company's decision. Further, should the Company attempt to price its services based on costs, it expects that such efforts would be of little value or concern to its clients who will seek to negotiate price based solely on pricing in the competitive marketplace.

  The business activities of the Company's investment banking professionals involve establishing long-term relationships with its clients and providing them with capital raising services and strategic advice throughout their development cycles. The time invested with clients over a period of years, which represents the Company's cost of establishing and maintaining the relationship, is relatively independent of what particular services, if any, a client uses in any particular year. Whether a client is involved in and engages the Company for a merger or acquisition transaction, or capital-raising effort, either public or private, depends on the client's needs rather than the relationship building efforts in that period or the Company's preference for a particular type of transaction. The client's needs drive the Company's revenues, not the costs it invests in the period. Additionally, the relationships built by its investment bankers can lead to customer relationships for its sales and trading business, but the Company does not know of an objective way to allocate any of the costs incurred to these cross-selling relationships.

  The Company does not have the ability based on its current systems to allocate or produce expenses by the functional classifications described in Article 5 of Regulation S-X. Certain of its costs, such as communications and occupancy and equipment relate both directly to delivery of services to its clients as well as the general operations of the Company. The Company has not allocated, and based on its current systems it is unable to allocate, such costs between costs of services and general and administrative expenses. Likewise as noted above, the Company has no way of allocating the compensation expense associated with investment bankers, research analysts or other front office personnel to a particular product. The Company believes that to make such allocations strictly in accordance with Article 5-03 would present an undue burden for the following reasons:

    •
    The Company is unaware of any generally accepted functional cost allocation methodology or basis within the broker-dealer industry. As the majority of the Company's costs do not correlate directly to its revenues, it believes that there is no obvious meaningful objective allocation methodology.

    •
    If the Company was able to develop a functional cost allocation methodology, it would need significant additional resources along with new systems and processes to account for and analyze these allocations. In anticipation of its separation from its parent, in 2004 the Company purchased and customized a new financial reporting system to meet its reporting needs. The cost of this system including implementation costs was $1.5 million. The Company estimates that a functional cost allocation system would cost approximately $750,000 to develop. The Company is not aware of any off-the-shelf solutions that are available, thus the Company's estimate is based on an internally developed system, which the Company estimates would take a minimum of six months to develop.

    •
    The Company estimates that its accounting staff would have to be increased by 40% to 50%, or four to five employees, in order to maintain the functional cost allocation system (accounts payable, reconciliations, management, and financial reporting), at an ongoing cost of $300,000 to $400,000 per year.

    •
    The Company estimates that it would incur ongoing IT costs of approximately $300,000 per year to maintain a customized financial reporting system. These costs include additional IT personnel, ongoing hardware costs and software maintenance costs.

    •
    The Company would anticipate that if it were able to develop and maintain a cost allocation system, it would also need to continue to maintain its current accounting system in order to meet its regulatory reporting requirements to prepare and file FOCUS reports with the Commission, to manage its business and to enable the Company to compare its results with its competitors. The annual cost of the Company's existing accounting system is approximately $500,000.

    •
    In the aggregate, the Company estimates that the total cost of developing a cost allocation system would be approximately $750,000 or approximately 6% of its operating income in 2005. In addition, on an annual basis the Company estimates that the cost of maintaining such a system would be approximately $650,000 or approximately 5.3% of its operating income in 2005. As noted above, these costs are in addition to the $500,000 spent on maintaining the Company's existing accounting system.

    •
    If the Company were not able to develop a cost allocation system, the Company estimates that the time required to prepare and analyze such allocations would add up to two months to its closing process causing the Company to fail to meet its regulatory deadlines.

Notes 2 and 7—Goodwill Impairment Tests. pages F-9-F-10 & F-15-F-16

28.
Please provide us with a summary of your December 31, 2004 and 2005 goodwill impairment tests. Clearly describe how you determined each of the amounts shown and clearly describe your assumptions.

  Company Response:

  Presented below is a summary of the Company's goodwill impairment tests as of December 31, 2004 and 2005, as prepared and subjected to audit procedures as part of the respective year-end closing procedures, including a description of amounts and assumptions.

  December 31, 2004 goodwill impairment tests

    The goodwill impairment test was conducted at December 31, 2004.

    In the analysis each of the three generally accepted approaches to value were considered:

    •
    Income,

    •
    Market, and

    •
    Cost

    The cost approach was not used because the cost approach does not best reflect the value of a business like Cowen and Company, LLC as a going concern.

          Income Approach:

    Under the income approach, the discounted cash flow method was used, which estimates the value of a business based on the present value of the projected future cash flows available to the providers of the capital of the business. Following is a summary of the key points of the income approach:

    •
    Management provided the financial projections.

    •
    Discount rate was 15.4% based on 5%/95% weight of debt and equity capital (based on after-tax cost of debt of 3.7% and cost of equity capital of 16%).

    •
    Terminal value was calculated using a terminal multiple of 2.5 times 2018 projected revenues.

    •
    Cash flows were estimated based on an effective tax rate of 40%.

    •
    Based on the foregoing analysis, the indicated value of equity of Cowen and Company, LLC was $320 million.

          Market Approach:

    Under the market approach, comparisons were made with guideline companies. Following is a summary of the key points of the market approach:

    •
    Used two pricing methods: (1) Price-to-Tangible Book Value and (2) Price-to-Revenue methods.

    •
    Multiples based on observed multiples of publicly traded guideline companies.

    •
    Under the Price-to-Tangible Book Value method, applied multiple of 1.8 times tangible book value of $259 million (adjusted by subtracting from carrying value of equity goodwill of $50 million), yielding an indicated value of $466 million.

    •
    Under the Price-to-Revenue method, applied multiple of 1.5 times 2004 revenues of $250 million, yielding an indicated value of $376 million.

    •
    Giving equal weight to the foregoing two methods, the indicated value based on the market approach was $420 million.

    Based on giving a weight of 50% to the income approach and 50% to the market approach, the fair value of Cowen and Company, LLC was $370 million.

	Indication of Value	Weight	Weighted Value
Income Approach	$320,000	50%	$160,000
Market Approach	420,000	50%	210,000

Fair Value of Equity		100%	370,000

          Conclusion:

    On December 31, 2004 the fair value of the equity of Cowen and Company, LLC was $370 million and its carrying value of the equity was $355 million. Since fair value was in excess of the carrying value of equity, the goodwill was not impaired on December 31, 2004.

  December 31, 2005 goodwill impairment tests

    The goodwill impairment test was conducted at December 31, 2005.

    In our analysis, we considered each of the three generally accepted approaches to value:

    •
    Income,

    •
    Market, and

    •
    Cost

    The cost approach was not used because we believed that the cost approach does not best reflect the value of a business like Cowen and Company, LLC as a going concern.

    Following describes the key points of the income approach and the market approach to value of ongoing business of Cowen and Company, LLC, not including excess assets and unrealized gains and losses on assets carried at cost.

          Income Approach:

    Under the income approach, we used the discounted cash flow method, which estimates the value of a business based on the present value of the projected future cash flows available to the providers of the capital of the business. Following is a summary of the key points of the income approach:

    •
    Management provided the financial projections.

    •
    Discount rate was 15.3% based on 5%/95% weight of debt and equity capital (based on after-tax cost of debt of 3.9% and cost of equity capital of 15.9%).

    •
    Terminal value was calculated using a terminal multiple of 1.4 times 2019 projected revenues.

    •
    Cash flows were estimated based on an effective tax rate of 40%.

    •
    Based on the foregoing analysis, the indicated value of equity of Cowen and Company, LLC was $290 million.

          Market Approach:

    Under the market approach, we compared Cowen and Company, LLC with the guideline companies. Following is a summary of the key points of the market approach:

    •
    Used two pricing methods: (1) Price-to-Tangible Book Value and (2) Price-to-Revenue methods.

    •
    Multiples based on observed multiples of publicly traded guideline companies.

    •
    Under the Price-to-Tangible Book Value method, applied multiple of 2.5 times tangible book value of $157 million (adjusted by subtracting from carrying value of equity goodwill of $50 million and excess cash/reverse repos of $168 million), yielding an indicated value of $392 million.

    •
    Under the Price-to-Revenue method, applied multiple of 1.5 times 2005 revenues of $266 million, yielding an indicated value of $399 million.

    •
    Giving equal weight to the foregoing two methods, the indicated value based on the market approach was $396 million.

    Based on giving a weight of 25% to the income approach and 75% to the market approach, the indicated value of Cowen and Company, LLC was $369 million. We then adjusted the foregoing value by adding excess cash/reverse repos of $168 million and also adding increase in the value of the Exchange seats in the amount of $19 million. Based on the above adjustments, the final fair value of the equity of Cowen and Company, LLC at December 31, 2005 was $557 million.

	Indication of Value	Weight	Weighted Value
Income Approach	$290,312	25%	$72,578
Market Approach	395,750	75%	296,813

Sum			369,390
Excess Assets			168,000
Add: Adj. Exchange Seats			19,200

Fair Value of Equity			$556,590

          Conclusion:

    On December 31, 2005 the fair value of the equity of Cowen and Company, LLC was $557 million and its carrying value of the equity was $376 million. Since fair value was in excess of the carrying value of equity, the goodwill was not impaired on December 31, 2005.

29.
Please tell us the range of price you expect for this offering, and respond to our previous comment #49 from our letter dated April 18, 2006 based upon the limits of that range.

  Company Response:

  The Company has included a price range of $19 to $21 per share on the cover page of the prospectus. On the pricing date of the initial public offering, the Company will have 15,000,000 shares of common stock outstanding (including the 2,100,000 shares of restricted stock to be granted to certain of the Company's senior employees on the pricing date) with a market value of

  $285 million based on the low end of the price range disclosed on the cover page of the prospectus. The market value exceeds the Company's book value of $207 million, including goodwill of $50 million, on the pricing date.

Unaudited Condensed Combined Statements of Financial Condition,
page F-38 Prior Comment #44

30.
The staff has considered the company's response and requests that the company provide pro forma disclosure on the face of the condensed combined statement of financial condition for the capital distribution to SG Americas Securities Holdings, Inc. Include any other asset and liability distributions as a result of the separation and other agreements, as applicable. Refer to Staff Accounting Bulletin Topic 1-B.3.

  Company Response:

  The Company has revised the disclosure on page F-35 to provide pro forma disclosure on the face of the unaudited condensed combined statements of financial condition for the capital distribution to SG Americas Securities Holdings, Inc. including any other asset and liability distributions as a result of the separation and other agreements.

Exhibit 4.2—Form of Stockholders Agreement between
SG Americas Holdings, Inc. and Cowen Group, Inc.

31.
Tell us if the registration rights agreement contains a damage assessment clause that specifies that if the stock is not registered by a specific date, the holder of the security would have the right to "put" the unregistered stock to the company at a specified price. Under Rule 5-02 of Regulation S-X any such amount is required to be separately classified on the balance sheet outside of stockholders' equity. See also ETTF Abstracts, Topic No. D-98.

  Company Response:

  The registration rights agreement does not contain a damage assessment clause that specifies that if the stock is not registered by a specific date, the holder of the security would have the right to put the unregistered stock to the Company at a specified price.

Acknowledgment

        The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*************

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2694.

Very truly yours,
/s/ PHYLLIS G. KORFF Phyllis G. Korff